UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

For the period ending December 31, 2006

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

1. Name and business address of person filing statement.

William D. Robertson

121 SW Salmon Street

Portland, OR 97204

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

Portland General Electric Company, a subsidiary of Enron Corp.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

Portland General Electric Company employee as Director of Federal, Regional & State Government Policy.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

Salary or other compensations
Name of recipient	received (a)	to be (b)	Person or company form whom received or to be received

William D. Robertson	Not Applicable	See Exhibit A, submitted under confidential treatment pursuant to Rule 104(b)	Portland General Electric Company

(b) Basis for compensation if other than salary.

The undersigned employee of Portland General Electric Company may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan; however, the amount, if any, of such bonus and other benefits cannot presently be predicted.

6. (To be answered in supplementary statement only. See instructions). Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $:

Not applicable

(b) Itemized list of all other expenses.

No other expenses

SIGNATURE

Portland General Electric Company employee

By:	/s/ William D. Robertson	Date:	July 13, 2004
William D. Robertson